Exhibit 99.2      Press Release Dated April 27, 2000

NEWS RELEASE
Contact: Calpine (408) 995-5115
Public Relations      Katherine Potter  ext. 1168
Investor Relations    Rick Barraza      ext. 1125


CALPINE REPORTS 200% INCREASE IN EARNINGS PER SHARE FOR FIRST QUARTER 2000

SAN JOSE, CALIF. (April 27, 2000)--Calpine Corporation [NYSE:CPN], the nation's fastest growing independent power company, today announced record financial results for the quarter ended March 31, 2000.

Net income was $18.1 million for the quarter ended March 31, 2000, representing a 364% increase over 1999 first quarter net income of $3.9 million. Diluted earnings per share for the first quarter rose to $0.27 per share, from $0.09 per share for the same period last year. Revenue for the quarter rose 56% to $235.4 million, from $150.6 million a year ago. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) increased 113% to $108.6 million for the quarter, compared to $51.1 million a year ago. Total assets at March 31, 2000 were $4.5 billion as compared to $4.0 billion at December 31, 1999.

Earnings for the quarter benefited primarily from Calpine's acquisition of 14 geothermal power plants in May 1999 at The Geysers and its purchase of Cogeneration Corporation of America in December 1999. In addition, the company's earnings benefited from continued outstanding plant performance throughout Calpine's national power portfolio.

 "Our strong earnings reflect Calpine's continued success as the nation's leading independent power company," stated Calpine CEO and President Peter Cartwright. "We continue to make great strides in advancing our program to repower America, while turning in another consecutive quarter of exceptional financial results. By the end of 2004, we expect to have 25,000 megawatts of clean, cost-competitive generation in place. We're well on our way to achieving this goal. To date, Calpine has 17,200 megawatts of generation in operation, under construction or in announced development throughout the U.S.

         Highlights of recent activities include:

Development Program - Calpine continues to lead the nation in the development of modern natural gas-fired energy centers. Calpine currently has more than 13,800 megawatts of generating facilities under construction or in announced development.

o Calpine announced it has acquired a 50% interest in the Aries Power Plant, a 600-megawatt natural gas-fired energy center currently under construction near Pleasant Hill, Mo. The Aries Power Plant marks Calpine's entry into the Southwest Power Pool--a strategically important energy market. Construction of the $280 million facility began in October 1999. Commercial operation for the first 330 megawatts is expected to begin in June 2001, with the plant entering full production in January 2002.

o Calpine entered into an agreement to provide the Sacramento Municipal Utility District (SMUD) with a five-year supply of electricity from its 545-megawatt Sutter Power Plant, currently under construction in Sutter County, north of Sacramento, Calif. Calpine will provide 150 megawatts of electricity to SMUD's growing customer base beginning with plant start-up in the summer of 2001--in time to help offset anticipated system strains in northern California.

o Expanding its development program into the Pacific Northwest, Calpine acquired the development rights for the Hermiston Energy Center, a 540-megawatt combined-cycle facility fueled by natural gas. The new energy center, located in Hermiston, Ore., will have access to the California-Oregon border and the Mid-Columbia markets.

o Calpine entered the Alabama electric power market with the announcement of plans to build, own and operate a natural gas-fired cogeneration facility at Solutia, Inc.'s Decatur, Ala. chemical facility. The proposed Decatur Energy Center will generate 700 megawatts of electricity for Solutia's industrial processing and for Alabama's growing power market. Permitting for the $350 million facility has commenced. Construction is scheduled to begin in mid-2000, with energy deliveries slated to begin in the summer of 2002.

o Calpine expanded its operations in the fast-growing Florida energy market with the development of two new natural gas-fired energy centers. Calpine will be investing $750 million to build, own and operate the 1,080-megawatt Blue Heron Energy Center, to be located in Indian River County outside the City of Vero Beach, and the 540-megawatt Osprey Energy Center, which will be built adjacent to Calpine's existing Auburndale power facility. In addition, Calpine has opened a Tampa, Fla. office to manage the company's Southeast development activities.

o Voters in Oxford, Conn. approved agreements that will allow Calpine to move ahead with its proposed Towantic Energy Center, a 500-megawatt natural gas-fired facility under development in Oxford, Conn. During a townwide referendum, voters approved the sale of town-owned land for the project, as well as a Tax Stabilization Agreement that will levelize the property taxes paid to the Town over a 22-year period.

o Calpine has announced plans for its first energy facility in Mississippi. The Lone Oak Energy Center will be an 800-megawatt natural gas-fired energy facility to be located in Lowndes County. The facility represents an investment of $425 million and is expected to enter production in early 2003.

o Permitting efforts are under way for Calpine's second energy center in Alabama. Calpine is developing the Hillabee Energy Center, a 700-megawatt natural gas-fired facility to be located in Tallapoosa County, north of Alexander City. The proposed facility will serve Southeast wholesale customers beginning in early 2003. Calpine expects to begin construction in the first quarter of 2001.

o Calpine has partnered with Cleco Midstream Resources to develop the Acadia Energy Center. The partners plan to build, own and operate the 1,000-megawatt natural gas-fired generating facility near Eunice, La. Cleco announced the energy center in late 1999. The proposed $500 million facility will be designed to help relieve the transmission-constrained Southwest Power Pool market. Construction is slated to begin in mid-2000, with energy deliveries scheduled for June 2002.

o Extending its market presence in the rapidly growing south Texas power market, Calpine acquired a 78.5% interest in the 500-megawatt Hidalgo Energy Center--under construction in Edinburg, Texas--for $235 million. The Hidalgo facility will sell power into ERCOT's wholesale market, utilizing Calpine's unique system approach. Construction of the facility began in February 1999, and commercial operation is expected to begin in June 2000. Calpine will operate and maintain the plant.

o The 540-megawatt Wawayanda Energy Center, under development near Middletown, N.Y., represents Calpine's flagship project for developing a strong position in the New York merchant power market. The new natural gas-fired facility will complement Calpine's existing power assets on Long Island. Commercial operation will begin in early 2004.

o A 50-megawatt expansion program is under way at Calpine's 117-megawatt Morris Cogeneration Facility. Calpine is installing a steam turbine at its Morris, Ill. facility to maximize fuel efficiency, lower operating costs and increase plant output. In addition, the company has entered into a power sales agreement to deliver approximately 100 megawatts of capacity from its Morris plant to Commonwealth Edison Company (COMED). COMED is currently purchasing 50 megawatts of electricity, and upon completion of the expansion in June 2000, will take the second 50-megawatt segment.

o Calpine recently unveiled its plans to build, own and operate the Calgary Energy Centre. The facility will be the first independent power project announced in the Calgary area, and represents Calpine's first investment in the Canadian power market. The facility will help increase security of electricity supply for Alberta and Calgary and will have the ability to produce an additional 50 megawatts of electricity during peak power demand periods.

Acquisition Program - Acquiring strategic power and natural gas assets is a key component of Calpine's growth strategy. In 2000, Calpine announced the completion of two major acquisitions, significantly strengthening its position as a low-cost power provider.

o To help fuel its natural gas power program in northern California, Calpine acquired 90 billion cubic feet of proven, natural gas reserves from Vintage Petroleum, Inc. for approximately $71.5 million. This acquisition established Calpine as the largest natural gas producer in the Sacramento basin.

o Calpine further expanded its northern California gas operations with the acquisition of the 130-mile Steelhead gas pipeline and the remaining interest in the Sacramento River Gas System. The new pipelines have doubled Calpine's existing capacity to deliver gas to its existing and future power plants in the region.

                                 Capital Program

o Calpine raised $360 million through a private placement of convertible preferred securities, priced to yield 5-1/2%, with a conversion premium of 27%. Proceeds from the offering will be used to finance the company's power plant development and construction program.

o Duff & Phelps Credit Rating Co. (DCR) upgraded Calpine's senior unsecured debt to investment grade "BBB-" from "BB+" and convertible preferred securities to "BB" from "BB-". Calpine's rating outlook is stable. DCR's upgrade was attributed to Calpine's outstanding natural gas-fired and geothermal plant performance, and the company's unique, integrated approach that focuses on developing its low-cost generating portfolio.

About Calpine

Calpine Corporation, the leading independent power company in the United States, is dedicated to providing customers with clean, reliable and competitively priced electricity. Calpine is active in 20 states and Alberta, Canada. Calpine's corporate headquarters are located in San Jose, Calif., with regional offices in Houston, Texas; Pleasanton, Calif.; and Boston, Mass. Calpine currently has approximately 17,200 megawatts of capacity in operation, under construction or in announced development--enough energy to power more than 17 million households. The company was founded in 1984 and is publicly traded on the New York Stock Exchange under the symbol CPN. For more information about Calpine, please see our website at www.calpine.com.

This news release discusses certain matters that may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the intent, belief or current expectations of Calpine Corporation ("the Company") and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could materially affect actual results such as, but not limited to, (i) changes in government regulations and anticipated deregulation of the electric energy industry, (ii) commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations, (iii) cost estimates that are preliminary and actual costs that may be higher than estimated, (iv) the assurance that the Company will develop additional plants, (v) a competitor's development of a lower-cost generating gas-fired power plant or (vi) the risks associated with marketing and selling power from power plants in the newly competitive energy market. Prospective investors are also referred to the other risks identified from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

                      CALPINE CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    For the Three Months Ended March 31, 2000
                    (in thousands, except per share amounts)
                                   (unaudited)

                                                         Three Months Ended
                                                              March 31,
                                                       -------------------------
                                                         2000           1999
                                                       -------------------------
Revenue:
   Electricity and steam sales ...................  $  193,924    $ 128,026
   Oil and gas revenue ...........................       8,575         --
   Service contract revenue ......................      23,129       11,502  (1)
   Income from unconsolidated investments in power       9,774       10,812
   Interest income on loans to power projects ....        --            303
                                                     ---------    ---------
        Total revenue                                  235,402      150,643
                                                     ---------    ---------
Cost of revenue:
   Plant operating expense .......................      40,604       24,055  (2)
   Fuel expense ..................................      73,652       53,937
   Depreciation expense ..........................      27,818       18,979
   Operating lease expense .......................      10,458        5,593
   Production royalties expense ..................       3,707        2,417
   Service contract expense ......................      20,488       10,175  (1)
                                                     ---------    ---------
        Total cost of revenue                          176,727      115,156
                                                     ---------    ---------
     Gross profit ................................      58,675       35,487

Project development expense ......................       3,755        1,956
General and administrative expense                       8,619        9,112  (2)
                                                      ---------    ---------
     Income from operations ......................      46,301       24,419

Other expense (income):
   Interest expense ..............................      17,907       21,027
   Interest income ...............................      (7,562)      (2,778)
   Distributions on trust preferred securities ...       6,978         --
   Minority interest expense .....................         217         --
   Other income, net .............................      (1,053)        (163)
                                                     ---------    ---------
     Income before provision for income taxes ....      29,814        6,333

Provision for income taxes .......................      11,687        2,483
                                                     ---------    ---------
     Net income ..................................   $  18,127    $   3,850
                                                     =========    =========
Basic earnings per common share:

   Weighted average shares outstanding ...........      63,337       41,190
   Basic earnings per share ......................   $    0.29    $    0.09

Diluted earnings per common share:

   Weighted average shares outstanding ...........      67,314       43,890
   Diluted earnings per share ....................   $    0.27    $    0.09

Depreciation and amortization                        $  29,911    $  19,455
Interest expense per indenture                       $  21,447    $  23,103
EBITDA                                               $ 108,558    $  51,138
EBITDA to total interest expense .................       5.06x        2.21x

-------
1 Service contract revenue and expense in 1999 have been reclassed to conform with the 2000 presentation.

2 Certain 1999 expenses have been reclassed from general and administrative expense to plant operating expense to conform with 2000 presentation.